Exhibit 13.2

Consolidated Income

(unaudited)	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2010	2009	2010	2009

Revenues	2,129	2,049	6,007	6,195

Operating and Other Expenses
Plant operating costs and other	817	836	2,328	2,443
Commodity purchases resold	301	205	773	616
Depreciation and amortization	326	343	1,010	1,034
	1,444	1,384	4,111	4,093

Financial Charges/(Income)
Interest expense	173	228	565	793
Interest expense of joint ventures	13	17	44	47
Interest income and other	(27)	(41)	(33)	(97)
	159	204	576	743

Income before Income Taxes and Non-Controlling Interests	526	461	1,320	1,359

Income Taxes
Current	(50)	23	(168)	114
Future	166	78	443	196
	116	101	275	310
Non-Controlling Interests
Non-controlling interest in PipeLines LP	25	19	64	51
Non-controlling interest in Portland	(2)	(2)	1	3
	23	17	65	54
Net Income	387	343	980	995
Preferred Share Dividends	6	6	17	17
Net Income Applicable to Common Shares	381	337	963	978

See accompanying notes to the consolidated financial statements.

TCPL [34
THIRD QUARTER REPORT 2010

Consolidated Cash Flows

(unaudited)	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2010	2009	2010	2009

Cash Generated From Operations
Net income	387	343	980	995
Depreciation and amortization	326	343	1,010	1,034
Future income taxes	166	89	443	207
Non-controlling interests	23	17	65	54
Employee future benefits funding less than/(in excess) of expense	8	(22)	(36)	(79)
Other	(61)	(11)	21	(6)
	849	759	2,483	2,205
(Increase)/decrease in operating working capital	(68)	(200)	(268)	131
Net cash provided by operations	781	559	2,215	2,336

Investing Activities
Capital expenditures	(1,297)	(1,557)	(3,565)	(3,943)
Acquisitions, net of cash acquired	-	(653)	-	(902)
Deferred amounts and other	(222)	(11)	(430)	(270)
Net cash used in investing activities	(1,519)	(2,221)	(3,995)	(5,115)

Financing Activities
Dividends on common and preferred shares	(278)	(266)	(824)	(734)
Advances (to)/from parent	(6)	(223)	392	834
Distributions paid to non-controlling interests	(22)	(19)	(66)	(59)
Notes payable (repaid)/issued, net	(44)	77	(53)	(607)
Long-term debt issued, net of issue costs	1,021	207	2,337	3,267
Reduction of long-term debt	(146)	(9)	(429)	(509)
Long-term debt of joint ventures issued	86	93	164	201
Reduction of long-term debt of joint ventures	(93)	(52)	(232)	(108)
Common shares issued	170	1,550	572	1,676
Net cash provided by financing activities	688	1,358	1,861	3,961

Effect of Foreign Exchange Rate Changes onCash and Cash Equivalents	(8)	(63)	8	(97)

(Decrease)/Increase in Cash and Cash Equivalents	(58)	(367)	89	1,085

Cash and Cash Equivalents
Beginning of period	1,126	2,752	979	1,300

Cash and Cash Equivalents
End of period	1,068	2,385	1,068	2, 385

Supplementary Cash Flow Information
Net income taxes (refunded)/paid	(26)	(63)	17	50
Interest paid, net of capitalized interest	225	297	597	834

See accompanying notes to the consolidated financial statements.

TCPL [35
THIRD QUARTER REPORT 2010

Consolidated Balance Sheet

(unaudited)
(millions of dollars)	September 30, 2010	December 31, 2009

ASSETS
Current Assets
Cash and cash equivalents	1,068	979
Accounts receivable	1,130	968
Due from TransCanada Corporation	624	845
Inventories	452	511
Other	772	701
	4,046	4,004
Plant, Property and Equipment	35,555	32,879
Goodwill	3,696	3,763
Regulatory Assets	1,491	1,524
Intangibles and Other Assets	2,435	2,500
	47,223	44,670

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Notes payable	1,613	1,687
Accounts payable	2,154	2,191
Accrued interest	338	380
Current portion of long-term debt	455	478
Current portion of long-term debt of joint ventures	28	212
	4,588	4,948
Due to TransCanada Corporation	2,240	2,069
Regulatory Liabilities	332	385
Deferred Amounts	896	743
Future Income Taxes	3,175	2,893
Long-Term Debt	17,928	16,186
Long-Term Debt of Joint Ventures	861	753
Junior Subordinated Notes	1,020	1,036
	31,040	29,013
Non-Controlling Interests
Non-controlling interest in PipeLines LP	706	705
Non-controlling interest in Portland	81	80
	787	785
Shareholders’ Equity	15,396	14,872
	47,223	44,670

See accompanying notes to the consolidated financial statements.

TCPL [36
THIRD QUARTER REPORT 2010

Consolidated Comprehensive Income

(unaudited)	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2010	2009	2010	2009

Net Income	387	343	980	995
Other Comprehensive (Loss)/Income, Net of Income Taxes
Change in foreign currency translation gains and losses on investments in foreign operations(1)	(127)	(230)	(47)	(381)
Change in gains and losses on hedges of investments in foreign operations(2)	47	113	27	209
Change in gains and losses on derivative instruments designated as cash flow hedges(3)	(52)	16	(173)	80
Reclassification to Net Income of gains and losses
on derivative instruments designated as cash flow hedges pertaining to prior periods(4)	8	(1)	6	(6)
Other Comprehensive (Loss)/Income	(124)	(102)	(187)	(98)
Comprehensive Income	263	241	793	897

(1)	Net of income tax expense of $36 million and $21 million for the three and nine months ended September 30, 2010, respectively (2009 – expense of $68 million and $68 million, respectively).
(2)	Net of income tax expense of $19 million and $11 million for the three and nine months ended September 30, 2010, respectively (2009 – expense of $50 million and $102 million, respectively).
(3)	Net of income tax recovery of $33 million and $117 million for the three and nine months ended September 30, 2010, respectively (2009 – expense of $4 million and $20 million, respectively).
(4)	Net of income tax expense of $4 million and $21 million for the three and nine months ended September 30, 2010, respectively (2009 – expense of $4 million and $4 million, respectively).

See accompanying notes to the consolidated financial statements.

TCPL [37
THIRD QUARTER REPORT 2010

Consolidated Accumulated Other Comprehensive (Loss)/Income

	Currency
(unaudited)	Translation	Cash Flow
(millions of dollars)	Adjustments	Hedges	Total

Balance at December 31, 2009	(592)	(40)	(632)
Change in foreign currency translation gains and losses on investments in foreign operations(1)	(47)	-	(47)
Change in gains and losses on hedges of investments in foreign operations(2)	27	-	27
Change in gains and losses on derivative instruments designated as cash flow hedges(3)	-	(173)	(173)
Reclassification to Net Income of gains and losses on derivative instruments designated as cash flow hedges pertaining to prior periods(4)(5)	-	6	6
Balance at September 30, 2010	(612)	(207)	(819)

Balance at December 31, 2008	(379)	(93)	(472)
Change in foreign currency translation gains and losses on investments in foreign operations(1)	(381)	-	(381)
Change in gains and losses on hedges of investments in foreign operations(2)	209	-	209
Changes in gains and losses on derivative instruments designated as cash flow hedges(3)	-	80	80
Reclassification to Net Income of gains and losses on derivative instruments designated as cash flow hedges pertaining to prior periods(4)	-	(6)	(6)
Balance at September 30, 2009	(551)	(19)	(570)

(1)	Net of income tax expense of $21 million for the nine months ended September 30, 2010 (2009 - $68 million expense).
(2)	Net of income tax expense of $11 million for the nine months ended September 30, 2010 (2009 - $102 million expense).
(3)	Net of income tax recovery of $117 million for the nine months ended September 30, 2010 (2009 - $20 million expense).
(4)	Net of income tax expense of $21 million for the nine months ended September 30, 2010 (2009 - $4 million expense).
(5)
Losses related to cash flow hedges reported in Accumulated Other Comprehensive (Loss)/Income and expected to be reclassified to Net Income in the next 12 months are estimated to be $95 million ($56 million, net of tax). These estimates assume constant commodity prices, interest rates and foreign exchange rates over time, however, the amounts reclassified will vary based on the actual value of these factors at the date of settlement.

See accompanying notes to the consolidated financial statements.

TCPL [38
THIRD QUARTER REPORT 2010

Consolidated Shareholders’ Equity

(unaudited)	Nine months ended September 30
(millions of dollars)	2010	2009

Common Shares
Balance at beginning of period	10,649	8,973
Proceeds from common shares issued	572	1,676
Balance at end of period	11,221	10,649

Preferred Shares
Balance at beginning and end of period	389	389

Contributed Surplus
Balance at beginning of period	335	284
Increased ownership in PipeLines LP	-	49
Other	5	4
Balance at end of period	340	337

Retained Earnings
Balance at beginning of period	4,131	3,789
Net income	980	995
Common share dividends	(829)	(754)
Preferred share dividends	(17)	(17)
Balance at end of period	4,265	4,013

Accumulated Other Comprehensive (Loss)/Income
Balance at beginning of period	(632)	(472)
Other comprehensive (loss)/income	(187)	(98)
Balance at end of period	(819)	(570)
	3,446	3,443

Total Shareholders’ Equity	15,396	14,818

See accompanying notes to the consolidated financial statements.

TCPL [39
THIRD QUARTER REPORT 2010

Notes to Consolidated Financial Statements

(Unaudited)

1.	Significant Accounting Policies

The consolidated financial statements of TransCanada PipeLines Limited (TCPL or the Company) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The accounting policies applied are consistent with those outlined in TCPL's annual audited Consolidated Financial Statements for the year ended December 31, 2009. These Consolidated Financial Statements reflect all normal recurring adjustments that are, in the opinion of management, necessary to present fairly the financial position and results of operations for the respective periods. These Consolidated Financial Statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the 2009 audited Consolidated Financial Statements included in TCPL’s 2009 Annual Report. Unless otherwise indicated, “TCPL” or “the Company“ includes TransCanada PipeLines Limited and its subsidiaries. Capitalized and abbreviated terms that are used but not otherwise defined herein are identified in the Glossary of Terms contained in TCPL’s 2009 Annual Report. Amounts are stated in Canadian dollars unless otherwise indicated. Certain comparative figures have been reclassified to conform with the current year’s presentation.

In Pipelines, which consists primarily of the Company's investments in regulated pipelines and regulated natural gas storage facilities, annual revenues and net income fluctuate over the long term based on regulators' decisions and negotiated settlements with shippers. Generally, quarter-over-quarter revenues and net income during any particular fiscal year remain relatively stable with fluctuations resulting from adjustments being recorded due to regulatory decisions and negotiated settlements with shippers, seasonal fluctuations in short-term throughput volumes on U.S. pipelines, acquisitions and divestitures, and developments outside of the normal course of operations.

In Energy, which consists primarily of the Company’s investments in electrical power generation plants and non-regulated natural gas storage facilities, quarter-over-quarter revenues and net income are affected by seasonal weather conditions, customer demand, market prices, capacity payments, planned and unplanned plant outages, acquisitions and divestitures, certain fair value adjustments and developments outside of the normal course of operations.

In preparing these financial statements, TCPL is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses since the determination of these items may be dependent on future events. The Company uses the most current information available and exercises careful judgement in making these estimates and assumptions. In the opinion of management, these consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the Company’s significant accounting policies.

TCPL [40
THIRD QUARTER REPORT 2010

2.	Changes in Accounting Policies

The Company’s accounting policies have not changed materially from those described in TCPL’s 2009 Annual Report. Future accounting changes that will impact the Company are as follows:

Future Accounting Changes

International Financial Reporting Standards

The Canadian Institute of Chartered Accountants’ (CICA) Accounting Standards Board (AcSB) previously announced that Canadian publicly accountable enterprises are required to adopt International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), effective January 1, 2011. As an SEC registrant, TCPL prepares and files a “Reconciliation to United States GAAP” and also has the option to instead prepare and file its consolidated financial statements using U.S. GAAP. Previously, TCPL disclosed that effective January 1, 2011, the Company expected to begin reporting under IFRS. Prior to the developments noted below, the Company’s IFRS conversion project was proceeding as planned to meet the January 1, 2011 conversion date.

Rate-Regulated Accounting

In accordance with Canadian GAAP, TCPL currently follows specific accounting policies unique to a rate-regulated business. These rate-regulated accounting (RRA) standards allow the timing of recognition of certain expenses and revenues to differ from that which may otherwise be expected under Canadian GAAP in order to appropriately reflect the economic impact of regulators' decisions regarding the Company's revenues and tolls. These timing differences are recorded as regulatory assets and regulatory liabilities on TCPL's consolidated balance sheet and represent current rights and obligations regarding cash flows expected to be recovered from or refunded to customers based on decisions and approvals by the applicable regulatory authorities. As at September 30, 2010, TCPL reported $1.7 billion of regulatory assets and $0.4 billion of regulatory liabilities using RRA in addition to certain other impacts of RRA.

In July 2009, the IASB issued an Exposure Draft "Rate-Regulated Activities" which proposed a form of RRA under IFRS. At its September 2010 meeting, the IASB concluded that the development of RRA under IFRS requires further analysis.  The IASB is now considering what form a future project might take, if any, to address RRA.  As a result of these developments, TCPL does not expect a final RRA standard under IFRS to be effective for 2011.

In October 2010, the AcSB and the Canadian Securities Administrators amended their policies applicable to Canadian publicly accountable enterprises that use RRA in order to permit these entities to defer the adoption of IFRS for one year. Due to the continued uncertainty around the timing, scope and eventual adoption of an RRA standard under IFRS, TCPL will defer its adoption of IFRS accordingly and continue preparing its consolidated financial statements in 2011 in accordance with Canadian GAAP in order to continue using RRA. During the deferral period, TCPL will continue to actively monitor IASB developments with respect to RRA and other IFRS, but has also undertaken a project to position the Company to instead adopt U.S. GAAP. During the one year deferral period, if it is determined through absence of a new RRA standard or through application of existing IFRS that TCPL cannot apply RRA under IFRS, the Company expects to re-evaluate its decision to adopt IFRS and, instead, adopt U.S. GAAP.

TCPL [41
THIRD QUARTER REPORT 2010

As a result of these developments related to RRA under IFRS, TCPL cannot reasonably quantify the full impact that adopting IFRS would have on its financial position and future results if it proceeded with adopting IFRS. Alternatively, the impact of adopting U.S. GAAP is expected to be consistent with that currently reported in its publicly filed “Reconciliation to United States GAAP”.

3.	Segmented Information

Three months ended September 30	Pipelines		Energy(1)		Corporate		Total
(unaudited)(millions of dollars)	2010	2009	2010	2009	2010	2009	2010	2009

Revenues	1,080	1,152	1,049	897	-	-	2,129	2,049
Plant operating costs and other	(366)	(422)	(433)	(386)	(18)	(28)	(817)	(836)
Commodity purchases resold	-	-	(301)	(205)	-	-	(301)	(205)
Depreciation and amortization	(232)	(255)	(94)	(88)	-	-	(326)	(343)
	482	475	221	218	(18)	(28)	685	665
Interest expense							(173)	(228)
Interest expense of joint ventures							(13)	(17)
Interest income and other							27	41
Income taxes							(116)	(101)
Non-controlling interests							(23)	(17)
Net Income							387	343
Preferred share dividends							(6)	(6)
Net Income Applicable to Common Shares							381	337

Nine months ended September 30	Pipelines		Energy(1)		Corporate		Total
(unaudited)(millions of dollars)	2010	2009	2010	2009	2010	2009	2010	2009

Revenues	3,270	3,558	2,737	2,637	-	-	6,007	6,195
Plant operating costs and other	(1,092)	(1,210)	(1,170)	(1,144)	(66)	(89)	(2,328)	(2,443)
Commodity purchases resold	-	-	(773)	(616)	-	-	(773)	(616)
Depreciation and amortization	(736)	(773)	(274)	(261)	-	-	(1,010)	(1,034)
	1,442	1,575	520	616	(66)	(89)	1,896	2,102
Interest expense							(565)	(793)
Interest expense of joint ventures							(44)	(47)
Interest income and other							33	97
Income taxes							(275)	(310)
Non-controlling interests							(65)	(54)
Net Income							980	995
Preferred share dividends							(17)	(17)
Net Income Applicable to Common Shares							963	978

(1)
Effective January 1, 2010, the Company records in Revenues on a net basis, realized and unrealized gains and losses on derivatives used to purchase and sell power, natural gas and fuel oil in order to manage Energy’s assets. Comparative figures for 2009 reflect amounts reclassified from Commodity Purchases Resold and Plant Operating Costs and Other to Revenues.

Total Assets

(unaudited)(millions of dollars)	September 30, 2010	December 31, 2009

Pipelines	31,507	29,508
Energy	13,037	12,477
Corporate	2,679	2,685
	47,223	44,670

TCPL [42
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4.	Long-Term Debt

In September 2010, TCPL issued US$1.0 billion of senior notes maturing October 1, 2020 and bearing interest at 3.80 per cent. These notes were issued under the US$4.0 billion debt shelf prospectus filed in December 2009.

In June 2010, TCPL issued senior notes of US$500 million and US$750 million maturing on June 1, 2015 and June 1, 2040, respectively, and bearing interest at 3.40 per cent and 6.10 per cent, respectively. These notes were issued under the US$4.0 billion debt shelf prospectus filed in December 2009.

In the three and nine months ended September 30, 2010, the Company capitalized interest related to capital projects of $160 million and $437 million, respectively (2009 - $113 million and $230 million, respectively).

5.	Share Capital

In the three and nine months ended September 30, 2010, TCPL issued 4.6 million and 15.3 million common shares, respectively (2009 – 47.6 million and 51.5 million common shares, respectively) to TransCanada Corporation (TransCanada) for proceeds of $170 million and $572 million, respectively (2009 – $1.6 billion and $1.7 billion, respectively).

6.	Financial Instruments and Risk Management

TCPL continues to manage and monitor its exposure to counterparty credit, liquidity and market risk.

Counterparty Credit and Liquidity Risk

TCPL’s maximum counterparty credit exposure with respect to financial instruments at the balance sheet date, without taking into account security held, consisted of accounts receivable, the fair value of derivative assets and notes, loans and advances receivable. The carrying amounts and fair values of these financial assets, except amounts for derivative assets, are included in Accounts Receivable and Other in the Non-Derivative Financial Instruments Summary table below. Letters of credit and cash are the primary types of security provided to support these amounts. The majority of counterparty credit exposure is with counterparties who are investment grade. At September 30, 2010, there were no significant amounts past due or impaired.

At September 30, 2010, the Company had a credit risk concentration of $308 million due from a creditworthy counterparty. This amount is expected to be fully collectible and is secured by a guarantee from the counterparty’s parent company.

The Company continues to manage its liquidity risk by ensuring sufficient cash and credit facilities are available to meet its operating and capital expenditure obligations when due, under both normal and stressed economic conditions.

Natural Gas Inventory

At September 30, 2010, the fair value of proprietary natural gas inventory held in storage, as measured using a weighted average of forward prices for the following four months less selling costs, was $52 million (December 31, 2009 - $73 million). The change in fair value of proprietary natural gas inventory in storage in the three and nine months ended September 30, 2010 resulted in net pre-tax unrealized losses of $1 million and $20 million, respectively (2009 - gains of $16 million and losses of $13 million, respectively), which were recorded as a decrease in Revenues and Inventories. The change in fair value of natural gas forward purchase and sale contracts in the three and nine months ended September 30, 2010 resulted in net pre-tax unrealized gains of $8 million and $12 million, respectively (2009 – losses of $2 million and gains of $7 million, respectively), which were included in Revenues.

TCPL [43
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VaR Analysis

TCPL uses a Value-at-Risk (VaR) methodology to estimate the potential impact from its exposure to market risk on its liquid open positions. VaR represents the potential change in pre-tax earnings over a given holding period. It is calculated assuming a 95 per cent confidence level that the daily change resulting from normal market fluctuations in its open positions will not exceed the reported VaR. Although losses are not expected to exceed the statistically estimated VaR on 95 per cent of occasions, losses on the other five per cent of occasions could be substantially greater than the estimated VaR. TCPL’s consolidated VaR was $6 million at September 30, 2010 (December 31, 2009 – $12 million). The decrease from December 31, 2009 was primarily due to decreased commodity prices, reduced price volatility and fewer open positions in the U.S. Power portfolio.

Net Investment in Self-Sustaining Foreign Operations

The Company hedges its net investment in self-sustaining foreign operations (on an after tax basis) with U.S. dollar-denominated debt, cross-currency interest rate swaps, forward foreign exchange contracts and foreign exchange options. At September 30, 2010, the Company had designated as a net investment hedge U.S. dollar-denominated debt with a carrying value of $10.1 billion (US$9.8 billion) and a fair value of $12.1 billion (US$11.8 billion). At September 30, 2010, $91 million (December 31, 2009 - $96 million) was included in Intangibles and Other Assets for the fair value of forwards and swaps used to hedge the Company’s net U.S. dollar investment in foreign operations.

The fair values and notional principal amounts for the derivatives designated as a net investment hedge were as follows:

Derivatives Hedging Net Investment in Self-Sustaining Foreign Operations

	September 30, 2010		December 31, 2009
Asset/(Liability) (unaudited) (millions of dollars)	Fair Value(1)	Notional or Principal Amount	Fair Value(1)	Notional or Principal Amount

U.S. dollar cross-currency swaps
(maturing 2010 to 2015)	87	U.S. 2,150	86	U.S. 1,850
U.S. dollar forward foreign exchange contracts
(maturing 2010)	4	U.S. 400	9	U.S. 765
U.S. dollar foreign exchange options
(matured 2010)	-	-	1	U.S. 100

	91	U.S. 2,550	96	U.S. 2,715

(1)	Fair values equal carrying values.

TCPL [44
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Non-Derivative Financial Instruments Summary

The carrying and fair values of non-derivative financial instruments were as follows:

	September 30, 2010		December 31, 2009
(unaudited) (millions of dollars)	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial Assets(1)
Cash and cash equivalents	1,068	1,068	979	979
Accounts receivable and other(2)(3)	1,564	1,622	1,433	1,484
Due from TransCanada Corporation	624	624	845	845
Available-for-sale assets(2)	23	23	23	23
	3,279	3,337	3,280	3,331

Financial Liabilities(1)(3)
Notes payable	1,613	1,613	1,687	1,687
Accounts payable and deferred amounts(4)	1,295	1,295	1,532	1,532
Due to TransCanada Corporation	2,240	2,240	2,069	2,069
Accrued interest	338	338	380	380
Long-term debt	18,383	22,710	16,664	19,377
Junior subordinated notes	1,020	968	1,036	976
Long-term debt of joint ventures	889	1,021	965	1,025
	25,778	30,185	24,333	27,046

(1)
Consolidated Net Income in 2010 included gains of $11 million (2009 – $9 million) for fair value adjustments related to interest rate swap agreements on US$150 million (2009 – US$300 million) of long-term debt. There were no other unrealized gains or losses from fair value adjustments to the financial instruments.

(2)
At September 30, 2010, the Consolidated Balance Sheet included financial assets of $1,130 million (December 31, 2009 – $968 million) in Accounts Receivable, $41 million (December 31, 2009 – nil) in Other Current Assets and $416 million (December 31, 2009 - $488 million) in Intangibles and Other Assets.

(3)	Recorded at amortized cost, except for certain long-term debt which is recorded at fair value.
(4)
At September 30, 2010, the Consolidated Balance Sheet included financial liabilities of $1,258 million (December 31, 2009 – $1,507 million) in Accounts Payable and $37 million (December 31, 2009 - $25 million) in Deferred Amounts.

TCPL [45
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Derivative Financial Instruments Summary

Information for the Company’s derivative financial instruments, excluding hedges of the Company’s net investment in self-sustaining foreign operations, is as follows:

September 30, 2010
(unaudited) (all amounts in millions unless otherwise indicated)	Power	Natural Gas	Foreign Exchange	Interest

Derivative Financial Instruments Held for Trading(1)
Fair Values(2)
Assets	$238	$176	-	$27
Liabilities	$(189)	$(179)	$(9)	$(38)
Notional Values
Volumes(3)
Purchases	15,466	114	-	-
Sales	17,965	96	-	-
Canadian dollars	-	-	-	759
U.S. dollars	-	-	U.S. 1,189	U.S. 350
Cross-currency	-	-	47/U.S. 37	-

Net unrealized (losses)/gains in the period(4)
Three months ended September 30, 2010	$(1)	$4	$10	$50
Nine months ended September 30, 2010	$(27)	$9	$(1)	$33

Net realized gains/(losses) in the period(4)
Three months ended September 30, 2010	$13	$(10)	$6	$(54)
Nine months ended September 30, 2010	$50	$(39)	$8	$(64)

Maturity dates	2010-2015	2010-2015	2010-2012	2010-2016

Derivative Financial Instruments in Hedging Relationships(5)(6)
Fair Values(2)
Assets	$163	-	-	$11
Liabilities	$(256)	$(85)	$(44)	$(36)
Notional Values
Volumes(3)
Purchases	15,563	60	-	-
Sales	12,655	-	-	-
U.S. dollars	-	-	U.S. 120	U.S. 1,025
Cross-currency	-	-	136/U.S. 100	-

Net realized gains/(losses) in the period(4)
Three months ended September 30, 2010	$37	$(19)	-	$(7)
Nine months ended September 30, 2010	$(6)	$(28)	-	$(26)

Maturity dates	2010-2015	2010-2013	2010- 2014	2011-2013

(1)
All derivative financial instruments in the held-for-trading classification have been entered into for risk management purposes and are subject to the Company’s risk management strategies, policies and limits. These include derivatives that have not been designated as hedges or do not qualify for hedge accounting treatment but have been entered into as economic hedges to manage the Company’s exposures to market risk.

(2)	Fair values equal carrying values.
(3)	Volumes for power and natural gas derivatives are in gigawatt hours (GWh) and billion cubic feet (Bcf), respectively.
(4)
Realized and unrealized gains and losses on power and natural gas derivative financial instruments held for trading are included in Revenues. Realized and unrealized gains and losses on interest rate and foreign exchange derivative financial instruments held for trading are included in Interest Expense and Interest Income and Other, respectively. The effective portion of unrealized gains and losses on derivative financial instruments in hedging relationships are initially recognized in Other Comprehensive Income and are reclassified to Revenues, Interest Expense and Interest Income and Other, as appropriate, as the original hedged item settles.

TCPL [46
THIRD QUARTER REPORT 2010

(5)
All hedging relationships are designated as cash flow hedges except for interest rate derivative financial instruments designated as fair value hedges with a fair value of $11 million and a notional amount of US$150 million. Net realized gains on fair value hedges for the three and nine months ended September 30, 2010 were $1 million and $3 million, respectively, and were included in Interest Expense. In third quarter 2010, the Company did not record any amounts in Net Income related to ineffectiveness for fair value hedges.

(6)
Losses included in Net Income for the three and nine months ended September 30, 2010 were nil and $1 million, respectively, for changes in the fair value of power and natural gas cash flow hedges that were ineffective in offsetting the change in fair value of their related underlying positions. There were no gains or losses included in Net Income for the three and nine months ended September 30, 2010 for discontinued cash flow hedges. No amounts have been excluded from the assessment of hedge effectiveness.

2009
(unaudited) (all amounts in millions unless otherwise indicated)	Power	Natural Gas	Oil Products	Foreign Exchange	Interest

Derivative Financial Instruments Held for Trading
Fair Values(1)(2)
Assets	$150	$107	$5	-	$25
Liabilities	$(98)	$(112)	$(5)	$(66)	$(68)
Notional Values(2)
Volumes(3)
Purchases	15,275	238	180	-	-
Sales	13,185	194	180	-	-
Canadian dollars	-	-	-	-	574
U.S. dollars	-	-	-	U.S. 444	U.S. 1,325
Cross-currency	-	-	-	227/ U.S. 157	-

Net unrealized (losses)/gains in the period(4)
Three months ended September 30, 2009	$(8)	$21	$(1)	$2	$(7)
Nine months ended September 30, 2009	$11	$(4)	$1	$4	$20

Net realized gains/(losses) in the period(4)
Three months ended September 30, 2009	$23	$(43)	$1	$11	$(5)
Nine months ended September 30, 2009	$53	$(56)	-	$28	$(14)

Maturity dates(2)	2010-2015	2010-2014	2010	2010-2012	2010-2018

Derivative Financial Instruments in Hedging Relationships(5)(6)
Fair Values(1)(2)
Assets	$175	$2	-	-	$15
Liabilities	$(148)	$(22)	-	$(43)	$(50)
Notional Values(2)
Volumes(3)
Purchases	13,641	33	-	-	-
Sales	14,311	-	-	-	-
U.S. dollars	-	-	-	U.S. 120	U.S. 1,825
Cross-currency	-	-	-	136/U.S. 100	-

Net realized gains/(losses) in the period(4)
Three months ended September 30, 2009	$30	$(8)	-	-	$(10)
Nine months ended September 30, 2009	$108	$(28)	-	-	$(27)

Maturity dates(2)	2010-2015	2010-2014	n/a	2010-2014	2010-2020

(1)	Fair values equal carrying values.
(2)	As at December 31, 2009.
(3)	Volumes for power, natural gas and oil products derivatives are in GWh, Bcf and thousands of barrels, respectively.

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THIRD QUARTER REPORT 2010

(4)
Realized and unrealized gains and losses on power, natural gas and oil products derivative financial instruments held for trading are included in Revenues. Realized and unrealized gains and losses on interest rate and foreign exchange derivative financial instruments held for trading are included in Interest Expense and Interest Income and Other, respectively. The effective portion of unrealized gains and losses on derivative financial instruments in hedging relationships are initially recognized in Other Comprehensive Income and are reclassified to Revenues, Interest Expense and Interest Income and Other, as appropriate, as the original hedged item settles.

(5)
All hedging relationships are designated as cash flow hedges except for interest rate derivative financial instruments designated as fair value hedges with a fair value of $4 million and a notional amount of US$150 million at December 31, 2009. Net realized gains on fair value hedges for the three and nine months ended September 30, 2009 were $1 million and $3 million, respectively, and were included in Interest Expense. In third quarter 2009, the Company did not record any amounts in Net Income related to ineffectiveness for fair value hedges.

(6)
Net Income for the three and nine months ended September 30, 2009 included gains of $1 million and $2 million, respectively, for changes in the fair value of power and natural gas cash flow hedges that were ineffective in offsetting the change in fair value of their related underlying positions. There were no gains or losses included in Net Income for the three and nine months ended September 30, 2009 for discontinued cash flow hedges. No amounts have been excluded from the assessment of hedge effectiveness.

Balance Sheet Presentation of Derivative Financial Instruments

The fair value of the derivative financial instruments in the Company’s Balance Sheet was as follows:

(unaudited)
(millions of dollars)	September 30, 2010	December 31, 2009

Current
Other current assets	357	315
Accounts payable	(442)	(340)

Long-term
Intangibles and other assets	349	260
Deferred amounts	(394)	(272)

Fair Value Hierarchy

The Company’s financial assets and liabilities recorded at fair value have been categorized into three categories based on a fair value hierarchy. Fair value of assets and liabilities included in Level I is determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level II include valuations using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly. This category includes fair value determined using valuation techniques, such as option pricing models and extrapolation using observable inputs. Level III valuations are based on inputs that are not readily observable and are significant to the overall fair value measurement. Long-dated commodity transactions in certain markets and the fair value of guarantees are included in this category. Long-dated commodity prices are derived with a third-party modelling tool that uses market fundamentals to derive long-term prices. The fair value of guarantees is estimated by discounting the cash flows that would be incurred if letters of credit were used in place of the guarantees.

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THIRD QUARTER REPORT 2010

Financial assets and liabilities measured at fair value as of September 30, 2010, including both current and non-current portions, are categorized as follows. There were no transfers between Level I and Level II in third quarter 2010.

(unaudited) (millions of dollars, pre-tax)	Quoted Prices in Active Markets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)	Total

Natural Gas Inventory	-	52	-	52
Derivative Financial Instruments:
Assets	122	553	25	700
Liabilities	(235)	(582)	(13)	(830)
Available-for-sale assets	23	-	-	23
Guarantee Liabilities(1)	-	-	(16)	(16)
	(90)	23	(4)	(71)

(1)	The fair value of guarantees is included in Deferred Amounts.

The following table presents the net change in financial assets and liabilities measured at fair value and included in the Level III fair value category:

(unaudited)
(millions of dollars, pre-tax)	Derivatives(1)	Guarantees(2)	Total

Balance at December 31, 2009	(2)	(9)	(11)
New contracts(3)	(15)	(7)	(22)
Settlements	(3)	-	(3)
Transfers out of Level III(4)	(20)	-	(20)
Change in unrealized gains recorded in Net Income	14	-	14
Change in unrealized gains recorded in Other Comprehensive Income	38	-	38
Balance at September 30, 2010	12	(16)	(4)

(1)	The fair value of derivative assets and liabilities is presented on a net basis.
(2)	The fair value of guarantees is included in Deferred Amounts. No amounts were recognized in Net Income for the periods presented.
(3)
The total amount of net losses included in Net Income attributable to derivatives that were entered into during the period and still held at the reporting date was $1 million and $1 million for the three and nine months ended September 30, 2010, respectively.

(4)	As contracts near maturity, they are transferred out of Level III and into Level II.

A 10 per cent increase or decrease in commodity prices, with all other variables held constant, would result in a $20 million decrease or increase, respectively, in the fair value of derivative financial instruments included in Level III and outstanding as at September 30, 2010.

A 100 basis points increase or decrease in the letter of credit rate, with all other variables held constant, would result in an $8 million increase or decrease, respectively, in the fair value of guarantee liabilities outstanding as at September 30, 2010. Similarly, a 100 basis points increase or decrease in the risk-free interest rate, which is a component of the discount rate, would result in a $2 million decrease or increase, respectively, in the fair value of guarantee liabilities outstanding as at September 30, 2010.

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7.	Employee Future Benefits

The net benefit plan expense for the Company’s defined benefit pension plans and other post-employment benefit plans is as follows:

Three months ended September 30	Pension Benefit Plans		Other Benefit Plans
(unaudited)(millions of dollars)	2010	2009	2010	2009

Current service cost	12	11	-	-
Interest cost	22	22	2	2
Expected return on plan assets	(27)	(24)	-	-
Amortization of net actuarial loss	2	2	-	1
Amortization of past service costs	1	1	-	-
Net benefit cost recognized	10	12	2	3

Nine months ended September 30	Pension Benefit Plans		Other Benefit Plans
(unaudited)(millions of dollars)	2010	2009	2010	2009

Current service cost	37	34	1	1
Interest cost	67	67	6	6
Expected return on plan assets	(81)	(75)	(1)	(1)
Amortization of transitional obligation related to regulated business	-	-	1	1
Amortization of net actuarial loss	6	4	1	2
Amortization of past service costs	3	3	-	-
Net benefit cost recognized	32	33	8	9

8.	Commitments and Contingencies

At September 30, 2010, TCPL had entered into agreements since December 31, 2009 totalling approximately $395 million to purchase construction materials and services for the Cartier Wind power and Bison natural gas pipeline projects. TCPL is currently assessing the impact on its commitments resulting from the Government of Ontario’s announcement of the cancellation of the Oakville power project.

Amounts received under the Bruce B floor price mechanism within a calendar year are subject to repayment if the monthly average spot price exceeds the floor price. No amounts recorded in revenues in the first nine months of 2010 are expected to be repaid.

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9.	Related Party Transactions

The following amounts are included in Due from TransCanada Corporation:

		2010		2009
(unaudited) (millions of dollars)	Maturity Dates	Outstanding September 30	Interest Rate	Outstanding December 31	Interest Rate

Discount Notes	2010	2,124	1.1%	1,959	0.6%
Credit Facility		(1,500)	2.3%	(1,114)	2.3%
		624		845

The following amounts are included in Due to TransCanada Corporation:

		2010		2009
(unaudited) (millions of dollars)	Maturity Dates	Outstanding September 30	Interest Rate	Outstanding December 31	Interest Rate

Credit Facility	2012	2,240	1.8%	2,069	1.3%

TCPL welcomes questions from shareholders and potential investors. Please telephone:

Investor Relations, at (800) 361-6522 (Canada and U.S. Mainland) or direct dial David Moneta/Terry Hook at (403) 920-7911. The investor fax line is (403) 920-2457. Media Relations: Terry Cunha/Cecily Dobson (403) 920-7859 or (800) 608-7859.

Visit the TCPL website at: http://www.transcanada.com.